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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2005
                       Commission File Number: 333-118990

                      ------------------------------------

                                MAAX CORPORATION
                 (Translation of registrant's name into English)

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                     1010 SHERBROOKE STREET WEST, SUITE 1610
                                MONTREAL, QUEBEC
                                 CANADA H3A 2R7
                                 (514) 844-4155
                     (Address of principal executive office)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F    X                     Form 40-F_____________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______________.

      Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________.

      Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes__________                           No    X

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             MAAX CORPORATION

Date: January 26, 2005                       By: /s/ Denis Aubin
                                                 ------------------------------
                                             Name: Denis Aubin
                                             Title: Chief Financial Officer,
                                                    Executive Vice President and
                                                    Secretary

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                                  EXHIBIT INDEX

Exhibit
Number         Description
------         -----------
99.1           MAAX Corporation Press Release dated January 18, 2005.

99.2 MAAX Corporation Consolidated Financial Statements for the three and nine months ended November 30, 2004 compared to the three and nine months ended November 30, 2003.
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